Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Year Ended Dec. 31,
	2010	2009	2008	2007	2006
Earnings as defined:
Pretax income from operations	$628,901	$493,725	$506,424	$431,251	$323,159
Add: Fixed charges	233,604	224,041	199,739	311,377	264,672
Earnings as defined	$862,505	$717,766	$706,163	$742,628	$587,831

Fixed charges:
Interest charges	$171,945	$166,212	$154,313	$180,230	$137,493
Interest charges on life insurance policy borrowings	372	324	248	105,396	117,536
Interest component of leases	61,287	57,505	45,178	25,751	9,643
Total fixed charges	$233,604	$224,041	$199,739	$311,377	$264,672
Ratio of earnings to fixed charges	3.7	3.2	3.5	2.4	2.2